SO 3/22/04

RJ 3/24

[redacted]

SECURITII 04016479 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36843

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 1 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amvest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 E. Dublin Granville Rd., Suite 203
(No. and Street)

Columbus, Ohio 43229-3314
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sterling F. Chappell 614-431-2004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne C. Hill, CPA
(Name – *if individual, state last, first, middle name*)

246 E. Sycamore St., Columbus, Ohio 43206
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sterling F. Chappell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amvest Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sterling F. Chappell
Signature

Chief Financial Officer
Title

My Commission Exp 3-7-08
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amvest Securities, Inc.

Audited Financial Statements

December 31, 2003

Anne C Hill, CPA
246 E Sycamore St.
Columbus, OH 43206

Anne C Hill, CPA
246 E Sycamore St
Columbus, OH 43206

Report of Independent Auditor

To the Board of Trustees
Amvest Securities, Inc.

I have audited the accompanying balance sheet of Amvest Securities, Inc. as of December 31, 2003 and the related statement of income, stockholder's equity and cash flows for the year then ended. These statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made be management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amvest Securities, Inc., as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Columbus, Ohio
February 6, 2004

Amvest Securities, Inc.
Balance Sheet
December 31, 2003

ASSETS

Current Assets		
Cash and cash equivalents		$ 43,438
Securities at market value		30,703
Accounts Receivable		644
Deferred Tax Asset		1,084
Total Current Assets		75,869
TOTAL ASSETS		$ 75,869

LIABILITIES & STOCKHOLDERS EQUITY

Current Liabilities		
Accrued Payroll Taxes		$ 297
Total Current Liabilities		297
Stockholder's Equity		
Common Stock - 750 Shares authorized		
2 Shares issued and outstanding	4,040	
Paid in Capital	55,140	
Treasury Stock	(1,000)	
Retained Earnings	17,392	
Total Stockholder's Equity		75,572
TOTAL LIABILITIES & EQUITY		$ 75,869

See notes to financial statements.

Amvest Securities, Inc.
Income Statement
For the year ended December 31, 2003

Revenues	
Commissions	$ 265,931
Investment Income	1,389
Other	2,803
Total Revenue	270,123
Expenses	
Commissions	224,975
Administrative and General	42,442
Total Expense	267,417
Net Income before Tax	2,705
Provision (Benefit) for Income Taxes	
Current	-
Deferred	-
Net Income	$ 2,705

See notes to the financial statements.

Amvest Securities
Statement of Stockholder's Equity
For the year ended December 31, 2003

	Shares Issued and Outstanding		Stated Value		Paid in Capital		Treasury Stock		Retained Earnings
Balance December 31, 2002	2	$	4,040	$	55,140	$	(1,000)	$	13,627
Net Income for 2003 less unrealized gains									2,705
Other Comprehensive Income Unrealized Holding Gain									1,060
Balance December 31, 2003	2	$	4,040	$	55,140	$	(1,000)	$	17,392

See notes to the financial statements.

Amvest Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2003

Cash Flows from Operating Activities		
Net Income	$	2,705
Adjustments to reconcile net income to cash (used) by operating activities:		
Gain on the sale of investments		(65)
Increase in accounts receivable		(644)
Decrease in accrued payroll taxes		(945)
Net cash provided by operating activities		1,051
Cash flows from investing activities		
Reinvestment of dividends		(112)
Purchase of investments		(4,427)
Net cash Provided by Investing Activities		(4,539)
Net Increase in Cash and Cash Equivalents		(3,488)
Cash and Cash Equivalents - Beginning of Year		46,926
Cash and Cash Equivalents - End of Year	$	43,438

See notes to the financial statements.

Amvest Securities, Inc.

Notes to the Financial Statements
December 31, 2003

Note 1 – Summary of Significant Accounting Policies

Business Purpose

Amvest Securities, Inc. (the Company) was incorporated on July 16, 1986 to engage in selling mutual funds, investments and variable contract products. The Company became an Introducing Broker/Dealer in March 2000 and entered into a clearing agreement with Raymond James & Associates. The company does not hold funds or securities for, or owe money or securities to customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Tax Status

The Company is a C corporation and had no tax liability in 2003.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily related to unsettled transactions and events as of the date of the financial statements. Accordingly upon settlement, actual results may differ from estimated amounts.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Comprehensive Income

The Company reports on comprehensive income in accordance with SFAS No. 130. Statement No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. As of December 31, 2003, the Company's comprehensive income, as shown in the statement of stockholder's equity, consists of unrealized gain on securities held for investment of $1,060.

Deferred Income Taxes

Deferred income taxes are established for temporary differences for net operating carry forwards. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws that will be in effect in the years in which the temporary difference are expected to reverse. The Company believes the loss carry forward will be fully utilized, therefore, no valuation allowance was deemed necessary. The loss carry forward as of December 31, 2003 was $8,420.

Note 2 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1.500% of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness exceeds 1.000% of net capital. At December 31, 2003 the Company had net capital of $70,554 and was $20,554 in excess of the minimum required. The percentage of aggregate indebtedness to net capital was .42%.

Note 3 – Lease

The Company leases its office space on an annual basis, with annual lease payments of $9,000.

Independent Auditor's Report on Supplementary Financial Data
Pursuant to SEC Rule 17a-5

For the year ended December 31, 2003

The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and the schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Columbus, Ohio
February 6, 2004

Amvest Securities, Inc.
Computation of Net Capital
December 31, 2003

Stockholder's Equity	$	75,572
Non-allowable assets		(1,084)
Haircut - debt securities		(2,308)
Haircut - other securities		(1,626)
Net capital	$	70,554

Amvest Securities, Inc.
Computation of Net Capital Requirement
December 31, 2003

Minimum net capital required		
(6 2/3% of aggregate indebtedness)	$	20
Minimum dollar net capital requirement		50,000
Net Capital requirement (greater of the above)		50,000
Excess Net Capital	$	20,554
Percentage of aggregate indebtedness to net capital		0.42%

Amvest Securities, Inc.
Schedule of Aggregate Indebtedness
December 31, 2003

Accrued Liabilities	$ 297
Aggregate Indebtedness	$ 297